UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 29, 2019

We hereby inform as a Relevant Information Communication that Graña y Montero S.A.A. and Advent International S.A.C. have signed a non-binding agreement by which are established in a referential manner the main terms and conditions for which our company could transfer 100% of the shares issued by Adexus S.A. (Chilean subsidiary of Grupo Graña y Montero specialized in information technology services) to Advent Internacional S.A.C. or to an affiliated company.

To the date, the parties have started negotiating the transaction documents and are working on the Due Diligence (DD) process.

The sale price has been determined, being subject to the result of the DD and certain adjustment mechanisms as it happens in this type of transaction. Likewise, the closing of the aforementioned transaction is subject to the signing of the documents of the transaction by both parties, as well as the verification of previous conditions, among others, to the confirmation of the National Economic Prosecutor (Chilean authority in matter of free competition), who must determine that the transaction will not generate market concentration and the approval by the competent corporate bodies of each party.

If the transaction is completed, the proceeds will be used to strengthen the group's financial position. Likewise, this transaction is focused on our new business strategy specialized in Engineering and Construction, Infrastructure and Real Estate businesses.

Grupo Graña y Montero will continue with presence in Chile, through its subsidiary Vial y Vives - DSD (specialist in Engineering and Construction).

Finally, we commit ourselves to communicate timely to the market, as a Relevant Information Communication, all the relevant milestones of this potential transaction.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 29, 2019